UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001 or

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 for the transition period from _____________ to _____________.


                         Commission file number 0-26844



                     RadiSys Corporation 401(k) Savings Plan
                     ---------------------------------------
                            (Full title of the plan)


                               RADISYS CORPORATION
                           5445 NE Dawson Creek Drive
                               Hillsboro, OR 97124
                         ------------------------------

             (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION

ITEM 4.

                                                                           PAGE

Report of Independent Accountants..........................................  3


Financial Statements:
     Statement of Net Assets Available for Benefits
         December 31, 2001 and 2000........................................  4
     Statement of Changes in Net Assets Available for Benefits
         For the Year Ended December 31, 2001..............................  5
     Notes to the Financial Statements.....................................  6


Supplemental Schedule: *
     Schedule H, line 4i - Schedule of Assets (Held at End of Year)
         December 31, 2001................................................. 12

Signature.................................................................. 13

Exhibit 23.1 - Consent of Independent Accountants.......................... 15

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the RadiSys Corporation 401(k) Plan


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the RadiSys Corporation 401(k) Plan (the Plan) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

June 6, 2002

RADISYS CORPORATION 401(K) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000


                                                     2001             2000
                  ASSETS                             ----             ----

Investments, at fair value:
     Cash and cash equivalents                  $     27,664      $ 20,993,001
     Common or collective trust funds              4,368,212                 -
     Registered investment companies              19,797,299                 -
     Employer securities                             112,528                 -
     Participant loans                               822,299           668,853
                                                ------------      ------------

         Total investments                        25,128,002        21,661,854

Receivables:
     Employer's matching contribution                889,290         1,093,663
     Participants' contributions                           -            97,372
                                                ------------      ------------

         Net assets available for benefits      $ 26,017,292      $ 22,852,889
                                                ============      ============
































The accompanying notes are an integral part of the financial statements.

RADISYS CORPORATION 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001


Additions:
     Assets transferred from predecessor benefit plan (Note 1):
         Transferred assets                                        $ 3,495,725

Investment income:
     Depreciation in fair value of investments                      (3,449,050)
     Interest income                                                    70,103

Contributions:
     Employee contributions                                          3,421,082
     Employee rollovers                                                725,876
     Employer match                                                    961,718
                                                                  ------------

         Total additions                                             5,225,454
                                                                   -----------

Deductions:
     Benefit payments and hardship withdrawals                       2,054,450
     Excess contributions                                                5,886
     Third-party administrative expenses                                   715
                                                                  ------------

         Total deductions                                            2,061,051
                                                                   -----------

         Net depreciation in fair value of investments               3,164,403

Net assets available for benefits:
     Beginning of year                                              22,852,889
                                                                  ------------

     End of year                                                   $26,017,292
                                                                  ============


















The accompanying notes are an integral part of this financial statement.

RADISYS CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF PLAN

     GENERAL
     The RadiSys Corporation 401(k) Plan (the Plan) was established by RadiSys Corporation (the Company) on January 1, 1989 to provide a means for savings and investment by employees for retirement purposes. Participation in the Plan, which is a defined contribution plan, is voluntary. Currently, all employees of the Company who are age twenty-one or older are eligible to participate in the Plan. Qualifying employees may begin to participate in the Plan on the date of employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Under the terms of a trust agreement between the Company and Putnam Corporate Services (the trustee), all investments of the Plan are held in a trust fund by the trustee. Certain accounting and other administrative services for the Plan are performed by Putnam Corporate Services. The Plan is administered by a committee composed of management employees of the Company.

     During 2001, the Company acquired Microware Systems Corporation. On October 1, 2001, the Microware Systems Corporation 401(k) Plan was merged into the Plan. Participants in the Microware Systems Corporation 401(k) Plan transferred $3,495,725 of investment account balances into the Plan. On October 1, 2001, eligible Microware Systems Corporation employees were allowed to participate in the Plan under the current Plan document.

     On January 1, 2001, the Company began offering employer stock as an option for participants. Investments in employer stock amounted to $112,528 at December 31, 2001.

     The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     CONTRIBUTIONS
     Participants may contribute up to 20% of annual compensation to the Plan as pre-tax contributions, subject to the maximum allowed by the Internal Revenue Code ($10,500 for the years ended December 31, 2001 and 2000, respectively). Participants may also contribute up to 5% of compensation on an after-tax basis, up to an annual maximum of $10,000. No more than 20% of annual compensation may be contributed in the aggregate between pre-tax and after-tax contributions. Participants may also contribute amounts representing distributions from other qualified defined-benefit or contribution plans. Taxes on these contributions are deferred under Section 401(k) of the Internal Revenue Code. The employer may make discretionary matching contributions equal to a percentage of the amount of the salary deferral. Participants must complete 1,000 hours of service and be employed on the last day of the Plan year to share in the discretionary matching contribution. Participants direct the investment of their contributions into various investment options available within the Plan.

RADISYS CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED


1.   DESCRIPTION OF PLAN (CONTINUED)

     PARTICIPANT ACCOUNTS
     The account of each participant who meets Plan eligibility requirements and is employed as defined above is credited with the participant's contribution and an allocation of discretionary employer matching contributions. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     VESTING
     Participants are fully vested at all times in their own individual contributions, including earnings thereon. Vesting in the employer discretionary matching contribution is based on continuous years of service ranging from 1 to 3 years. Employees are automatically 100% vested upon death or disability. If an employee terminates before becoming fully vested, the unvested portion of his or her account is forfeited and such amount is used to reduce the employer discretionary matching contribution. Remaining amounts will be reallocated to the accounts of participants based on employees' proportionate contributions.

     PAYMENT OF BENEFITS
     One hundred percent (100%) of the employee's vested benefits, including his or her allocation of plan earnings, may be paid to the employee upon retirement, or prior to retirement, on death, disability, resignation, or discharge. The employee salary deferral pre-tax contribution accounts, including a pro rata share of investment earnings, may be withdrawn to the extent approved by the Plan's administrative committee because of financial hardship. Benefits shall be paid in a lump sum, as provided by the Plan. Terminated participants may keep their vested balance in the Plan subject to a minimum $5,000 threshold. Vested balances less than $5,000 are distributed to the participant as a lump sum distribution. The trustee distributes all such amounts.

     PARTICIPANT LOANS
     The Plan allows for loans up to 50% of the total vested value of a participant's account, but not more than $50,000, reduced by the highest outstanding loan balance from the previous 12 months. Loan terms range from one to five years, unless the loan qualifies as a home loan. The term for a home loan is not to exceed 15 years. The loans are secured by the balance in the participant's account and bear interest based upon the prime interest rate (as listed in the Wall Street Journal) at the time the loan is issued, plus 2%. Principal and interest are paid ratably through semi-monthly payroll deductions.

     FORFEITED ACCOUNTS
     At December 31, 2001 and 2000, forfeited nonvested accounts totaled $63,732 and $86,484, respectively. These amounts are used to reduce future employer contributions.

RADISYS CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED


1.   DESCRIPTION OF PLAN (CONTINUED)

     ADMINISTRATION OF PLAN ASSETS
     The trustee of the Plan holds the Plan's assets. Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Recordkeeping expenses are paid directly by the Company.


2.   SUMMARY OF ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The financial statements of the Plan are prepared under the accrual method of accounting and present the net assets available for plan benefits and changes in those net assets.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION
     The Plan's investments in Putnam Corporate Services funds, employer stock and self-directed brokerage funds are stated at fair value, which is based on the quoted market price of the underlying investments. Participant loans are valued at cost, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     PAYMENTS OF BENEFITS
     Benefits are recorded when paid.

     CONCENTRATION OF CREDIT RISK
     The Plan has short-term investments of cash in the form of money market funds, which may exceed depository insurance limits. The Plan makes such investments with high credit quality entities and has not incurred any credit related losses.

RADISYS CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED


2.   SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

     RISKS AND UNCERTAINTIES
     The Plan provides for investment options in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.


3. INVESTMENTS REPRESENTING GREATER THAN 5% OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

     The following investments represented 5% or more of net assets available for plan benefits:

                                                           CURRENT VALUE
         DESCRIPTION OF INVESTMENT                       2001         2000
     ------------------------------------            ----------   -----------

     Cash and cash equivalents                       $         -  $20,993,001
     Putnam New Opportunities Fund                     2,156,481            -
     Putnam Stable Value Fund                          2,213,937            -
     PIMCO Innovation A                                1,738,767            -
     Weitz Partners Value Fund                         2,265,880            -
     Putnam Growth Opportunities Fund                  3,510,958            -
     Putnam Asset Allocation - Growth Portfolio        2,637,564            -
     Putnam Asset Allocation - Conservative Portfolio  1,591,990            -
     Putnam S&P 500 Index Fund                         2,154,275            -


4.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. The Company may elect, at its discretion, to either make a complete distribution of the assets or to continue the trust created by the Plan and distribute benefits in such a manner as though the Plan had not been terminated.

RADISYS CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED


5.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated May 11, 1993 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2001.


6.   RELATED-PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by the trustee. These transactions qualify as party-in-interest. Fees paid by the Plan to the trustee for investment management services amounted to $715 for the year ended December 31, 2001.

                              SUPPLEMENTAL SCHEDULE

RADISYS CORPORATION 401(K) PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

                                              DESCRIPTION OF INVESTMENT, INCLUDING
     IDENTITY OF ISSUE, BORROWER,               MATURITY DATE, RATE OF INTEREST,                           CURRENT
       LESSOR, OR SIMILAR PARTY                COLLATERAL, PAR, OR MATURITY VALUE         COST*             VALUE
----------------------------------------      -------------------------------------    ------------     --------------

Putnam Money Market Fund                          Money market fund                                     $      21,920
Pending Account                                   Non-interest bearing cash                                     5,744
                                                                                                        --------------
                                                                                                               27,664
                                                                                                        --------------

PIMCO Innovation A                                Mutual fund                                               1,738,767
PIMCO Total Return                                Mutual fund                                               1,278,945
Janus Enterprise Fund                             Mutual fund                                                 537,517
Janus Balanced Fund                               Mutual fund                                                 593,821
New Berger & Berman Genesis Trust                 Mutual fund                                                 569,457
Weitz Partners Value Fund                         Mutual fund                                               2,265,880
Franklin Small-Mid Cap Growth Fund                Mutual fund                                                 200,725
Putman Vista Fund                                 Mutual fund                                                 249,925
Putnam Growth Opportunities Fund                  Mutual fund                                               3,510,958
Putnam New Opportunities Fund                     Mutual fund                                               2,156,481
Putnam Asset Allocation - Growth Portfolio        Mutual fund                                               2,637,564
Putnam Asset Allocation - Balanced Portfolio      Mutual fund                                               1,096,780
Putnam Asset Allocation - Conservative Portfolio  Mutual fund                                               1,591,990
Putnam International Growth Fund                  Mutual fund                                                 902,113
Putnam Balanced Fund                              Mutual fund                                                 414,780
HarrisDirect Securities Account                   Self-directed brokerage                                      51,596
                                                                                                        --------------
                                                                                                           19,797,299
                                                                                                        --------------

Putnam S&P 500 Index Fund                         Common/collective trust                                   2,154,275
Putnam Stable Value Fund                          Common/collective trust                                   2,213,937
                                                                                                        --------------
                                                                                                            4,368,212
                                                                                                        --------------

Company stock                                     Employer securities - common shares                         112,528
                                                                                                        --------------

Loan Fund                                         Partnership loans, maturities ranging
                                                    from 2002 to 2015, at interest rates
                                                    ranging from 7% to 11%                                    822,299

                                                                                                        --------------

                                                                                                        $  25,128,002
                                                                                                        ==============


* Cost information is omitted as permitted under ERISA regulations as these investments are participant directed.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      RADISYS CORPORATION 401(k)
                                      SAVINGS PLAN


Date:  June 26, 2002                  By:/s/TERRI L. TIMBERMAN
                                         -------------------------------------
                                      Name: Terri L. Timberman
                                      Title: Administrative Committee Member

                                  Exhibit Index
                                  -------------

         23.1     Consent of Independent Accountants